F r a s e r a n d C o m p a n y
Fraser and Company LLP       Barristers and Solicitors

DAVID K. FRASER
RICHARD D. RABSON
(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(2) AILIN WAN
(3) BARBARA G. WOHL
KIT H. LUI
(4) BYRON BYUNG-OH LEE
GEETA K. BAINS

  (1) Personal law corporation
  (2) Also member of Massachusetts bar
  (3) Also member of Ontario bar

     (4) Also member of New York bar

  September 8, 2006

  VIA EDGAR

  Securities and Exchange Commission
  100 F Street N.E.
  Washington D.C. 20549-0405

  Attention: Song Brandon, Office of Emerging Growth Companies

  Dear Madam:

  Re: Genemen Inc.

  Amendment to Form SB-2 Registration Statement

  File No. 333-135352

  Further to your letter dated September 8, 2006, we suggest the following be revised and inserted into the SB-2 on page 6:

  "Raising additional capital may create additional risks to current shareholders, including dilution of equity interests and downward pressure on our stock price, while obtaining loans will increase our liabilities and future cash commitments.

  We may need to issue additional equity securities in the future to raise the necessary funds. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. The resale of shares by our existing shareholders pursuant to this prospectus may result in significant downward pressure on the price of our common stock and cause negative impact on our ability to sell additional equity securities. Obtaining loans will increase our liabilities and future cash commitments. If we are unable to obtain financing in the amounts required we will not have the money that we require for the development and marketing of our online purchase anti-fraud software program and we may go out of business."

  If you have any other questions, please do not hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669-5791.

  Yours truly,
  FRASER and COMPANY

  Per: /s/ "David K. Fraser"

  David K. Fraser

  DKF/dlm

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com